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                             June 25, 2024

       Anthony Santelli
       Chief Financial Officer
       Blue Biofuels, Inc.
       3710 Buckeye Street, Suite 120
       Palm Beach Gardens, FL 33410

                                                        Re: Blue Biofuels, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-54942

       Dear Anthony Santelli:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 14

   1. We reference the disclosure that you determined that your disclosure controls and procedures were
"sufficient" as of December 31, 2023. Please revise Item 9A in an amended Form 10-K to
clearly state management's conclusion on whether your disclosure controls and procedures
were "effective" at the end of the period. Refer to the guidance in
                                                        Item 307 of Regulation
S-K. You may provide an abbreviated amendment that includes a cover page, explanatory
note, the complete text of Item 9A, a signature page and the certification required
by Item 601(b)(31) of Regulation S-K, including paragraphs 1,2,4 and 5. Please ensure
the revised certifications refer to the appropriate amendment and are currently dated.
 Anthony Santelli
FirstName  LastNameAnthony  Santelli
Blue Biofuels, Inc.
Comapany
June       NameBlue Biofuels, Inc.
     25, 2024
June 25,
Page 2 2024 Page 2
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-2

2. On May 3, 2024, the Commission entered into an order instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC and its sole audit partner
         Benjamin F. Borgers CPA (individually and together BF Borgers). Please refer to the
         order on the SEC   s website at
https://www.sec.gov/files/litigation/admin/2024/33-
         11283.pdf and the related staff statement at

https://www.sec.gov/corpfin/announcement/staffstatement-borgers-05032024.
Because
         BF Borgers has been denied the privilege of appearing or practicing before the
         Commission, issuers that have engaged BF Borgers to audit or review financial information to be included in any Exchange Act filings to be made on or after the date of the Order will need to engage a new qualified, independent, PCAOB-registered public accountant.
General

3. We note you do not include Item 1.C Cybersecurity. Please revise or advise us why you do not provide disclosure as applicable under Item 106 of Regulation
S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services